FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE S.A.

PRESS RELEASE

Announcement Date for 2006 Annual Results

National Bank of Greece will announce 2006 pro forma annual results, for the Bank and the Group, on Wednesday 21 February 2007, at 5:00 p.m., Greek time (+2:00 GMT). A conference call for the presentation and discussion of the results is scheduled to follow up at 6:00 p.m. Greek time of the same day.

Athens, February 20th 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Presentation of the NGB Group’s Business Plan 2007-2009

National Bank of Greece announces to investors that it will present its 2007-2009 Business Plan for the Group in London on Thursday 22 February 2007 at 13.00 Greek Time (11.00 UK Time).

The presentation will take place in English with simultaneous translation in Greek and will be available simultaneously on NBG’s website (www.nbg.gr).

Athens, 20 February 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 20th February, 2007

Vice Chairman – Deputy Chief Executive Officer